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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 18 2021

Washington DC
410

SEC FILE NUMBER
8- 67510

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/20___ AND ENDING___12/31/20___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Bowen Advisors, Inc.*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

34 Main Street Extension, Suite 203
　　　　　　　　　　　(No. and Street)

Plymouth　　　　　　　_MA_　　　　　　_02360_
　(City)　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ranjit Survanshi　　　　　　　　　　　　　　_(617) 245-1676_
　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
　　　　　(Name – *if individual, state last, first, middle name*)

99 High Street　　　_Boston_　　　　_MA_　　　　_02110_
　(Address)　　　　　　(City)　　　　　(State)　　　.　(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Paul I. Bowen_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Bowen Advisors, Inc._ , as of _December 31_ , 20 _20_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Wendy Santos Barbosa
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
March 11, 2027

Wendy Santos Barbosa
Notary Public

_____
Signature

President
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bowen Advisors, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

Wolf & Company, P.C.

Boston, Massachusetts
February 4, 2021

Bowen Advisors, Inc.

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	881,869
Accounts receivable, net		76,131
Prepaid expenses		164,697
Property and equipment, net		16,403
Right-of-use asset		36,646
Total assets	$	1,175,746

Liabilities and Shareholder's Equity

Accounts payable and accrued expenses	$	22,516
Accrued retirement plan contribution		60,000
Accrued compensation		42,278
Deferred revenue		66,148
Lease liability		36,646
Long-term debt		205,800
Total liabilities		433,388

Commitments (note 6)

Shareholder's equity:

Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Additional paid-in-capital	13,492
Retained earnings	728,066
Total shareholder's equity	742,358
Total liabilities and shareholder's equity	$ 1,175,746

See accompanying notes to financial statements.

3

Bowen Advisors, Inc.

Statement of Operations

Year Ended December 31, 2020

Revenue:	
Success fees	$ 5,968,681
Consulting services	1,477,413
Reimbursed expenses	20,499
Total revenue	7,466,593
Expenses:	
Shareholder's compensation	2,285,844
Salaries, bonuses and commissions	3,946,617
Professional and consulting fees	233,324
Payroll taxes	216,204
Reimbursable travel and other direct expenses	17,876
Insurance	94,338
Rent and other office costs	119,645
Employee benefits	51,403
Travel and entertainment	51,430
Retirement plan contribution	141,545
Marketing	59,542
Computer-related expenses	59,330
Research subscriptions	42,410
Depreciation	13,614
Telephone	7,409
Other expenses	32,223
Total expenses	7,372,754
Other income (expense):	
Interest and dividend income	2,226
Interest expense	(1,383)
Gain on sale of property and equipment	112
Total other income	955
Net income	$ 94,794

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2019	$ 800	$ 13,492	$ 652,472	$ 666,764
Net income	-	-	94,794	94,794
Shareholder distributions	-	-	(19,200)	(19,200)
Balance at December 31, 2020	$ 800	$ 13,492	$ 728,066	$ 742,358

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 94,794
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Depreciation	13,614
Provision for bad debts	975
Gain on sale of property and equipment	(112)
Changes in operating assets and liabilities:	
Accounts receivable	37,194
Prepaid expenses	(64,183)
Accounts payable and accrued expenses	(5,006)
Accrued compensation	(6,360)
Deferred revenue	(24,775)
Net cash provided by operating activities	46,141
Cash flows from investing activities:	
Purchases of property and equipment	(7,875)
Proceeds from sale of property and equipment	393
Net cash used by investing activities	(7,482)
Cash flows from financing activities:	
Proceeds from issuance of debt	205,800
Shareholder distributions	(19,200)
Net cash provided by financing activities	186,600
Change in cash and cash equivalents	225,259
Cash and cash equivalents at beginning of year	656,610
Cash and cash equivalents at end of year	$ 881,869

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen Advisors, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") were approved on June 5, 2007. The Company provides consulting, private placement and other services for its clients in the United States and internationally. The Company's clients are primarily emerging or established technology companies.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 80% of total revenue for the year ended December 31, 2020. See *Revenue Recognition* in Note 2.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) a pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty about its possible duration. Financial and operational impacts could occur, although any such potential impact is unknown and cannot be reasonably estimated at this time.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A) and private capital raising. Revenue for advisory arrangements (success fees) is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Consulting services revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Significant judgements primarily include the identification of performance obligations as well as the pattern of the delivery of those services. The portion of consulting service revenue contracts that have not yet been fulfilled as of the reporting period is recognized as deferred revenue. Revenue from three customers represents approximately 22%, 13% and 12% respectively of total revenue for the year ended December 31, 2020.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There is an allowance of $14,341 for doubtful accounts at December 31, 2020.

Property and Equipment

Property and equipment, consisting primarily of computer and other office equipment and furniture, are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income and any separately reportable items are reported on the shareholder's individual income tax returns. The Company is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. No deferred taxes are recognized at December 31, 2020.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. The financial statements include no provision for uncertain tax positions.

The Company records any interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended December 31, 2020.

The Company is currently open to federal and state tax examinations for years beginning after December 31, 2016.

Commissions

Commissions and non-discretionary bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recognized by the Company, therefore there are no contract liabilities recorded by the Company upon the signing of a contract. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

Long Term Debt

In April 2020, the Company applied for and received a loan under the Cares Act. Although the Company expects the loan to be forgiven, as in accordance with ASC 470, the Company is recording the loan as a financial liability and is accruing interest in accordance with the interest method under ASC 835-30. Based on the guidance of ASC 470, the proceeds under the loan will remain a liability until such time as the loan is either in part or wholly forgiven, or the company pays offs the loan. Once the loan is in part or wholly forgiven, the Company will reduce the loan liability and record a gain on extinguishment on the statement of income in the period which the loan is forgiven. The proceeds from the loan are non-taxable.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2020:

Furniture and fixtures	$ 44,590
Office equipment	111,231
Less accumulated depreciation	(139,418)
	$ 16,403

4. RETIREMENT PLAN

The Company has a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the Plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $141,545 for the year ended December 31, 2020.

5. LONG-TERM DEBT

In April 2020, the Company applied for and received a loan under the Cares Act in the amount of $205,800. In accordance with the provisions of the Paycheck Protection Program (the "PPP"), the loan accrues interest at a rate of 1% and the loan may be forgiven, all or in part, if it is used to pay qualifying costs such as payroll, rent and utilities over a twenty-four week period. Amounts that are not forgiven will be repaid within two years from the date of the loan. The Company submitted its application for full forgiveness under the PPP loan in November 2020, and believes it has met the qualifications for forgiveness. Total interest expense related to the loan was $1,383 in 2020.

6. LEASES AND COMMITMENTS

The Company entered into an operating lease for office space located in Plymouth, Massachusetts in 2017. The Plymouth operating lease is a non-cancelable operating lease which expires June 2022, as amended. The Company has the option to extend the lease for an additional three years subject to an adjustment of base rent to the then fair value, as defined. In July 2018, the Company entered into an operating lease for office space in Boston, Massachusetts. The Boston operating lease is on a month-to-month basis and requires monthly payments of $4,376. In September 2016, the Company entered into an operating lease for office space in San Diego, California. The Company exited the San Diego operating lease in April 2020.

The Plymouth operating lease is included in right-of-use lease asset and lease liability on the statement of financial condition. The asset and liability is recognized at the commencement date based on the present value of remaining lease payments over the lease using the Company's secured incremental borrowing rates or implicit rates, when readily determinable. The remaining short-term operating leases, which have an initial term of 12 months or less, are not recorded on the statement of financial condition. The Company does not separate lease components from non-lease components. Rent expense under capitalized lease agreements totaled $25,698 for the year ended December 31, 2020. Rent expense under non-capitalized lease agreements totaled $74,787 for the year ended December 31, 2020.

The following table presents information about the amount, timing and uncertainty of cash flows arising from the Company's capitalized operating leases as of December 31, 2020

LEASES AND COMMITMENTS (concluded)

Years Ending December 31,	Amount
2021	$ 26,400
2022	13,500
Total undiscounted operating lease payments	39,900
Less: amount representing interest	3,254
Present value of operating lease liability	$ 36,646
Weighted-average remaining lease term for operating leases	18 months
Weighted-average discount rate for operating leases	4.0%

An initial right-of-use asset of $73,292 was recognized as a non-cash asset addition with the adoption of the new lease accounting standard in 2019. Cash paid for the amounts included in the present value of operating lease liabilities was $25,200 during 2020 and is included in operating cash flows.

7. **REGULATORY NET CAPITAL REQUIREMENTS**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $433,521 which is $417,072 in excess of its required net capital of $26,449. At December 31, 2020, the Company's ratio of aggregate indebtedness to capital was 0.89 to 1.

Bowen Advisors, Inc.

Supplementary Information:
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Computation of net capital:

Total shareholder's equity from statement of financial condition	$ 742,358
Less: non-allowable assets:	
Accounts receivable	76,131
Prepaid expenses	164,697
Property and equipment, net	16,403
Right-of-use asset	36,646
Total non-allowable assets	293,877
Less: hair cuts on money market	(4,960)
Net capital	$ 443,521

Computation of basic net capital requirement:

Net capital requirement of reporting broker-dealer	$ 26,449
Excess net capital	$ 417,072
Aggregate indebtedness	$ 396,742
Percentage of aggregate indebtedness to net capital	89%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2020.

See independent auditors' report.



Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Bowen Advisors, Inc. (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k):(2)(i) and (b) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 4, 2021



EXEMPTION REPORT

Bowen Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowen Advisors, Inc.

I, Paul Bowen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

February 4, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Shareholder of Bowen Advisors, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Bowen Advisors, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 4, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
7*12*******856******************MIXED AADC 220
67510   FINRA   DEC
BOWEN ADVISORS INC
34 MAIN STREET EXT STE 203
PLYMOUTH, MA 02360-3375
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ranjit Survanshi 617.245.1676

2. A. General Assessment (item 2e from page 2) $ _11,172 −_

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (_(6014 −)_)

      _7/27/2020_
       Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _5,158 −_

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ _5,158 −_

    G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐
      Total (must be same as F above) $ _5,158 −_

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bowen Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _5th_ day of _February_ , 20 _21_ .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　$ *7,468,820*

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

　　Total additions　*0*

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

　Dollar for Dollar reimbursement client-travel　*20,499 —*
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income.　$

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960).　$

　　Enter the greater of line (i) or (ii)

　　Total deductions

SIPC Net Operating Revenues　$ *7,448,321*

2e. General Assessment @ .0015　$ *11,172 —*
(to page 1, line 2.A.)

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